Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: February 17, 2022

D-ORBIT S.p.A.

L’ITALIA CON VOI - INTERVIEW TRANSCRIPT

FEBRUARY 14, 2022

Maria Cuffaro, Anchor, L’ITALIA CON VOI: I’m going to present to you our first guest, the engineer Luca Rossettini, CEO of D-Orbit, because from the 10th to the 23rd of April, in the Utah desert, it will take place the Mars Desert Research Utah Station, a Martian simulation mission… it means that we’re going to pretend we’re going to be on Mars, correct?

Luca Rossettini, Founder and CEO, D-Orbit: Yes, yes, exactly. So, this is a simulation, an analog mission, as they say… so, let’s say, you go there to test technologies and do research that it’s going to be useful to future astronauts who will actually go to Mars.

Maria Cuffaro: So, is there going to be a crew?

Luca Rossettini: There will be a crew, there’s six of us… so there are three engineers, me, Simone, and Paolo…

Maria Cuffaro: Because you’re going to go to Mars as well…

Luca Rossettini: Let’s say… I’m going to go to the desert for now… then, in the future, I think I’m going to go to Mars…

Maria Cuffaro: No but, in the simulation, you’re going to be in this hypothetical re-creation of Mars.

Luca Rossettini: Exactly, exactly, I’m going to be part of this team of six people inside this base.

Maria Cuffaro: Let’s see this video and then you’re going to tell us what’s going to happen because it’s very interesting. Let’s see how you’re going to move around in the Utah desert, simulating the different potential activities that will take place on Mars. Let’s see the video.

So, these people were you in Utah, in the desert, it looks a bit like a sci-fi movie… but I wanted to ask you, what would be the climate on Mars?

Luca Rossettini: Well, let’s say that on Mars the climate is way more extreme. Let’s say that the temperature from your feet to your head can vary by tens of degrees. So, let’s say that in the Utah desert it’s not like that, but when you leave the base, you wear suits to simulate – they are called extravehicular activities – to simulate what would actually happen on Martian soil.

Maria Cuffaro: So, what would happen? And then you can tell us how these suits are made. So, it would be really hot on the ground and as we move up it would get chillier, or is it the other way around?

Luca Rossettini: Yes, let’s say… very hot… it would not be very hot in any case, let’s say we go from cold to much colder. Let’s put it this way. So, temperatures on Mars are very extreme, even if there is a tenuous atmosphere, especially of carbon dioxide. And, especially, what it’s interesting about Mars is exploring the soil so, geological research, and the Utah desert is the closest to Martian geology.

Maria Cuffaro: Let’s talk about the suit because this is about us Italians, right?

Luca Rossettini: Yes, so, usually, in this kind of missions, because they are simulations…

Maria Cuffaro: There is it, this is the suit that you will have…

Luca Rossettini: Exactly, and so in this kind of missions usually you use classic pilot suits, very common pilot suits; in this case Mars Planet developed the lower part of a more evolved suit, so already with sensors, including boots with sensors, that will allow the collection of data from people when they conduct these extravehicular activities.

Maria Cuffaro: So, they will be monitored in every step, every breath, everything…

Luca Rossettini: Absolutely. But, throughout the whole mission part of the research, so, let’s say, the medical research, will consist of monitoring the levels of our body under distress in the situation in which we’ll have to live – a small environment with no possibility to go out, five people – to understand not only how the body but the mind as well can react in these…

Maria Cuffaro: So, these sensors will also be on your head, as we’ll have to monitor also cerebral activities…

Luca Rossettini: Let’s say… they are mostly on the body and then the interaction between people will be studied during the whole mission, which will last for two weeks.

Maria Cuffaro: So, what do you expect to find on Mars?

Luca Rossettini: Well, on Mars there are a lot of expectations. It is expected to find life. It is expected to find… well, water has already been discovered. It is expected…

Maria Cuffaro: Well, life… let’s explain for our audience, it’s not like you’re expecting to find ET…

Luca Rossettini: No… let’s say… no… let’s say, this is a bit more difficult, but we are expecting…

Maria Cuffaro: A bacterium is enough… simply finding water would already be finding life…

Luca Rossettini: Water is very important because it is what we need to be able to think about having a stable base on Mars. So, to consider Mars as a second home after Earth and to be able to live there.

Maria Cuffaro: How is this first team of six people composed?

Luca Rossettini: So we are …

Maria Cuffaro: We have, I think we also have a photography and I earlier I saw some smiling faces and I think they were... here they are.

Luca Rossettini: Here they are, we are…it's me, Paolo and Simone; we are three engineers. Then there will be Nadia and Ben, who are two scientists. And then there is Vittorio, who is a “space architect” so he supports, let's say, the five person team.

Maria Cuffaro: This mission in space is increasingly important and also involves many Italian contributions. But why is there so much interest, what is, how to say, what do we learn from these missions and from this one, specifically, on Mars?

Luca Rossettini: Let's say, in general, we don't realize it today but eighty percent of the technology we use every day comes directly or indirectly from space. In particular, in this mission we are going to study, we are going to do some medical experiments, so to speak. So, we are going to understand just how the human body could behave and how the human being will behave in these type of conditions through experiments done through monitoring let's say of how we will behave. We will use drones, 3D printing to manufacture special tools for those who will actually go to Mars, and we will test a life support system. So, a system that allows you to stay in a hermetically sealed base without having for example the Covid issue – an air sanitizer, let's call it this way, that allows you to stay for a long time in a very closed environment.

Maria Cuffaro: How long does it take to reach Mars?

Luca Rossettini: Well… here it depends a lot on…

Maria Cuffaro: Or how long will it take?

Luca Rossettini: Of course, it depends a lot on the Earth-Mars alignment. But let's say that the shortest time is in the range of 6 months, but it can be up to 2 years. So, it is quite the journey getting to Mars with current technologies.

Maria Cuffaro: The base, let's say, how long until we can really think to have a base on Mars?

Luca Rossettini: With the steps that private industry is taking I have to say not very long, we're talking probably in the order of a decade, so we're not talking 50 years in the future.

Maria Cuffaro: And, so this is very interesting. Let's say, but many contributions to this space research come also from Italy, and also from your company. What are they?

Luca Rossettini: First of all, Italy was the third country in the world to launch a satellite in the midst of the Cold War after the Soviet Union and the United States, so we in Italy have skills in the entire production chain of space, from the ability to launch rockets to bring satellites into orbit, building different types of satellites but also scientific vehicles to explore space. In Italy, we produced the instrument for the Rosetta mission that landed on a comet. We truly have incredible skills. All of these are being put into service of what is called “commercial space,” which is aimed primarily at producing data and services to us on Earth, services that allow us to live better.

Maria Cuffaro: Give me two - three examples. What is it that we owe to space or to this Mars research?

Luca Rossettini: Let’s think about the internet for all those people who are not connected today. Today being connected has become almost a fundamental need for those who have to study, for those who have to work.

Maria Cuffaro: Increasingly with the pandemic.

Luca Rossettini: Increasingly with the pandemic. Finding and understanding how to use water, for example in agricultural fields, to conserve the most water, but also to be able to grow in dry areas or to monitor the progress of air pollution…finding water under deserts. So the applications – or also, for example natural disasters such as earthquakes, to monitor the event and in the future also predict it. So, there are applications...

Maria Cuffaro: And D-Orbit ...

Luca Rossettini: We are in the business of helping those who carry these satellites, that then produce these services, to do their job better. Basically, we have much larger satellites that we fill with small satellites, a bit like the van that has to carry parcels door to door. Once in orbit, our van moves from orbit A to orbit B to carry the packages, so the satellite, exactly where it is needed extremely quickly. Let's say a reduction in time of 85%, and at a much lower cost.

Maria Cuffaro: Here, engineer, if there was ever an empty seat, would you go?

Luca Rossettini: Absolutely, it is the reason why there is this company named D-Orbit so it was created just to be able to go there. We have the goal to create this logistic and transportation infrastructure that connects Mars, the Aasteroid Belt, the Moon, and the Earth so that everyone can say tomorrow “I'm going to take a vacation on the Moon” or “I'm going to visit my son who studies on Mars” or maybe just stop in a truck stop between Earth and Mars to make a phone call to his girlfriend who stayed at home.

Maria Cuffaro: I already feel like I'm in a science fiction movie, but it's beautiful. Let's say, the thing that makes you the most enthusiastic of this adventure, personally?

Luca Rossettini: First of all, there are two things: a personal one, clearly the desire to go into, let's say, an environment where everything is still to be done, a virgin environment… to explore.

Maria Cuffaro: Exploring, perhaps, outer space is the unexplored space that remains to us.

Luca Rossettini: That’s for sure. The second aspect is to see the passion of the people who work there, which is not the simple passion aimed at receiving a salary at the end of the month but is the desire to have an impact in order to leave, I like to say this phrase, to leave the world a little better than how we found it, and this certainly helps to go in this direction.

Maria Cuffaro: This is a fantastic closing, Engineer I really thank you because you have filled me, and I hope the viewers as well, with enthusiasm. Thank you.

Luca Rossettini: Thank you.

[ORIGINAL TRANSCRIPT]

D-ORBIT S.p.A.

L’ITALIA CON VOI - INTERVIEW TRANSCRIPT

FEBRUARY 14, 2022

Maria Cuffaro, Anchor, L’ITALIA CON VOI: Ora ti porto su Marte, invece, e ti presento il nostro primo ospite, l’ingegner Luca Rossettini, CEO di D-Orbit, perché dal 10 al 23 Aprile si svolgerà nel deserto dello Utah, the “Mars Desert Research Station”, una missione di simulazione marziana, vuol dire che simuliamo come se noi stessimo su Marte, giusto?

Luca Rossettini, Founder and CEO, D-Orbit: Si, si, esatto, quindi è una simulazione, una missione cosiddetta “analoga”; quindi, diciamo si va lì per testare tecnologie e anche fare ricerche che poi saranno utili ai futuri astronauti che andranno davvero su Marte.

Maria Cuffaro: Ecco ci sarà un equipaggio?

Luca Rossettini: Ci sarà un equipaggio, siamo in 6, quindi siamo tre ingegneri, io, Simone e Paolo…

Maria Cuffaro: Quindi anche lei andrà su Marte?

Luca Rossettini: Diciamo… andrò nel deserto per il momento, poi in futuro, in futuro, penso di andare su Marte.

Maria Cuffaro: Ma nella simulazione lei sarà su, diciamo su questo ipotetico Marte ricreato, no?

Luca Rossettini: Esatto, esatto. Sarò anch'io parte di questa squadra di 6 persone all'interno di questa base…

Maria Cuffaro: Vediamo prima questo filmato e poi ci racconta tutto, come sarà questa… perché è molto interessante. Vediamo come vi muoverete nel deserto dello Utah, simulando le varie possibilità di attività che ci saranno su Marte, vediamo il filmato.

Ecco e questi eravate voi nello Utah, nel deserto, sembra non so un po' film di fantascienza, però le volevo chiedere le condizioni climatiche che ci sarebbero su Marte, quali sono?

Luca Rossettini: Beh, diciamo su Marte ci sono condizioni climatiche molto molto più estreme, diciamo che la temperatura dalla... dai piedi alla testa può variare di qualche decina di gradi; quindi, diciamo nel deserto dello Utah non siamo a quel livello, ma quando si esce al di fuori della base si indossano delle tute proprio per simulare, si chiamano "extra vehicular activities”, quindi per simulare quello che avverrebbe davvero sul terreno marziano.

Maria Cuffaro: Allora, che cosa avverrebbe, e poi ci spiega anche queste tute come sono confezionate, che cosa... come sono. Allora noi avremmo sul terreno caldissimo e poi mano mano era più freddo, o al contrario?

Luca Rossettini: Sì diciamo, “caldissimo” non è proprio “caldissimo” comunque diciamo, dal “freddo” al “molto più freddo”, mettiamola così. Quindi le temperature su Marte sono molto estreme, anche se c'è una tenue atmosfera, di soprattutto di anidride carbonica e soprattutto quello che è interessante di Marte è esplorare un po' il terreno; quindi, ricerche di geologia e il deserto dello Utah è quello che un po’ più si avvicina alla geologia marziana.

Maria Cuffaro: Parliamo della tuta perché queste riguardano… italiani, no?

Luca Rossettini: Sì allora normalmente in questo tipo di missioni essendo delle simulazioni…

Maria Cuffaro: Eccola, è questa è la tuta che avrete, no?

Luca Rossettini: Esatto. E quindi in questo diciamo tipo di missioni normalmente si usano delle classiche tute da piloti, normalissime tute da piloti. In questo caso “Mars Planet” ha sviluppato la parte inferiore di una tuta più evoluta, quindi già sensorizzata, compresi degli scarponi sensorizzati che permetteranno appunto di raccogliere dati sulle persone mentre poi faranno queste attività extraveicolari.

Maria Cuffaro: Quindi saranno monitorate in ogni passo, in ogni sospiro, in ogni cosa.

Luca Rossettini: Assolutamente, ma durante tutta la missione parte delle ricerche, quindi diciamo le ricerche mediche, sarà monitorare il… proprio i livelli del nostro corpo umano sotto stress in una situazione in cui dobbiamo vivere in un ambiente ristretto senza poter uscire, 5 persone, per capire anche come non solo il corpo, ma anche la mente può reagire in queste…

Maria Cuffaro: Quindi questi sensori saranno addirittura anche sulla testa, perché dovremmo monitorare anche le attività cerebrali.

Luca Rossettini: Diciamo che sono soprattutto sul corpo e poi verrà studiato qual’ è l'interazione tra le persone durante tutta la missione che durerà due settimane.

Maria Cuffaro: Ecco, che cosa vi aspettate di trovare su Marte?

Luca Rossettini: Allora su Marte ci sono molte aspettative. Ci si aspetta di trovare vita, ci si aspetta di trovare… l'acqua è stata trovata…

Maria Cuffaro: Cioè, “vita”, spieghiamo ai telespettatori che non è che vi aspettate E.T.

Luca Rossettini: No, diciamo questo è un po' più difficile…

Maria Cuffaro: Basta un batterio, semplicemente trovare dell'acqua, sarebbe già trovare vita.

Luca Rossettini: L'acqua è molto importante perché è quello che ci serve per poter pensare di avere una base stabile su Marte, quindi considerare Marte come una seconda casa dopo la Terra, per poterci vivere.

Maria Cuffaro: Questo primo team di 6 persone come è composto?

Luca Rossettini: Allora siamo…

Maria Cuffaro: Credo che abbiamo anche la fotografia e ho visto dei volti sorridenti e credo che fossero. Eccoli qui?

Luca Rossettini: Eccoli qui, siamo io, Paolo e Simone, siamo tre ingegneri, poi ci sono Nadia e Ben che sono due scienziati e poi c’è Vittorio che è uno space architect che quindi supporta, diciamo, la squadra di cinque persone.

Maria Cuffaro: Ecco questa missione nello spazio è sempre più importante e vede coinvolte anche molte eccellenze italiane. Ma perché c’è tanto interesse, qual è, come dire, che cosa impariamo da questa missione e su questa in specifico su Marte?

Luca Rossettini: Diciamo, in generale noi oggi non ce ne rendiamo conto ma l'ottanta per cento della tecnologia che usiamo tutti i giorni arriva direttamente o indirettamente dallo spazio. In particolare, in questa missione andremo a studiare, faremo degli esperimenti per così dire medici, quindi andremo a capire proprio come il corpo umano si potrebbe comportare, l'essere umano si comporterà in questo tipo di condizioni, tramite esperimenti fatti tramite monitoraggio diciamo di come noi ci comporteremo. Useremo droni, stampa 3D per produrre tool particolari per chi poi andrà davvero su Marte, e testeremo un life support System, quindi un sistema che permette di poter rimanere in una base chiusa ermetica senza avere ad esempio il problema Covid quindi un sanificatore d'aria, chiamiamolo così, che permetta di poter stare per lungo tempo in un ambiente molto chiuso.

Maria Cuffaro: Quanto tempo ci vuole per raggiungere Marte?

Luca Rossettini: Allora qui dipende…

Maria Cuffaro: O quanto ci vorrà?

Luca Rossettini: Certo, dipende molto dall’allineamento Terra-Marte. Però diciamo che il tempo più breve è nell'ordine dei 6 mesi ma può arrivare fino a 2 anni. Quindi è una bella passeggiata arrivare su Marte con le tecnologie attuali

Maria Cuffaro: La base, diciamo, tra quanto tempo possiamo realmente pensare ad avere una base su Marte?

Luca Rossettini: i passi che sta facendo l'industria privata devo dire non moltissimo, stiamo parlando probabilmente nell'ordine della decina d’anni; quindi, non stiamo parlando di 50 anni nel futuro.

Maria Cuffaro: E, quindi questo è molto interessante. Diciamo ma molti contributi a questa ricerca spaziale vengono anche dall'Italia e anche dalla vostra di azienda quali sono?

Luca Rossettini: Innanzitutto, l'Italia è stato il terzo paese al mondo a lanciare un satellite in piena Guerra Fredda dopo Unione Sovietica e Stati Uniti; quindi, noi in Italia abbiamo competenze capacità in tutta la filiera in tutta la catena del valore dello spazio, dalla capacità di lanciare razzi per portare satelliti in orbita costruire i satelliti di diversa natura ma anche veicoli scientifici che vanno ad esplorare lo spazio. In Italia abbiamo prodotto lo strumento della missione Rosetta che è atterrato su una cometa. Abbiamo veramente competenze incredibili. Tutte queste vengono messi al servizio adesso di quello che si chiama spazio commerciale che è rivolto soprattutto a produrre dati e servizi a noi sulla terra, servizi che ci permettono di vivere meglio.

Maria Cuffaro: Mi faccia due - tre esempi, cos’è che dobbiamo allo spazio oppure a questa ricerca su Marte?

Luca Rossettini: Pensiamo ad internet per tutte quelle persone che oggi non sono collegate. Oggi essere connessi è diventato quasi un fabbisogno fondamentale per chi deve studiare, per chi deve lavorare.

Maria Cuffaro: Con la pandemia sempre più

Luca Rossettini: Con la pandemia sempre più. Capire dove andare a mettere acqua, ad esempio, nei campi agricoli con un risparmio enorme di acqua ma anche per poter coltivare in zone aride oppure per monitorare l'andamento dell'inquinamento atmosferico, trovare l'acqua sotto i deserti, quindi le applicazioni o anche, noi sappiamo bene i disastri naturali tipo terremoti, monitorare l'evento e in futuro anche prevederlo. Quindi ci sono applicazioni …

Maria Cuffaro: E la D-Orbit …

Luca Rossettini: Noi ci occupiamo di aiutare chi porta questi satelliti che poi producono questi servizi a fare meglio il loro lavoro; sostanzialmente abbiamo dei satelliti di molto più grandi che riempiamo con i satelliti piccoli un po' come il furgoncino che deve portare i pacchi porta a porta. Una volta arrivati in orbita il nostro furgoncino si muove da un'orbita A ad un'orbita B a portare i pacchi, quindi il satellite, esattamente dove serve in tempi estremamente rapidi, l’85% diciamo di riduzione del tempo e a costi estremamente più bassi.

Maria Cuffaro: Ecco, ingegnere, se casomai ci fosse un posto libero lei ci andrebbe?

Luca Rossettini: Assolutamente, è il motivo per cui esiste questa società che si chiama D-Orbit, quindi, è stata creata proprio per poter andare lì. Noi abbiamo l'obiettivo di creare questa infrastruttura di logistica e trasporto che connetta Marte, fascia degli asteroidi, luna, e terra in modo tale che tutti un domani possano dire vado a farmi una vacanza sulla luna o vado a trovare mio figlio che studia su Marte o magari semplicemente si ferma in un autogrill tra Terra e Marte a fare una telefonata alla fidanzata che è rimasta a casa.

Maria Cuffaro: Già mi sento dentro un film di fantascienza però è bellissimo. Diciamo, la cosa che più la entusiasma di questa avventura personalmente?

Luca Rossettini: Innanzitutto, ci sono due cose uno personale, chiaramente la voglia di andare in, diciamo, in un ambiente in cui è ancora tutto da fare, un ambiente vergine, esplorare

Maria Cuffaro: Esplorare, forse, lo spazio è lo spazio inesplorato che ci rimane

Luca Rossettini: Questo sì. Secondo aspetto è vedere la passione delle persone che ci lavorano che non è la passione semplice legata al prendersi uno stipendio a fine mese ma è la voglia di avere un impatto per lasciare, mi piace dire questa frase, lasciare il mondo un po' migliore di come l'abbiamo trovato e questo sicuramente aiuta ad andare in questa direzione

Maria Cuffaro: Questa è una chiusura fantastica, ingegnere io la ringrazio davvero perché mi ha riempito e spero anche gli spettatori di entusiasmo. Grazie

Luca Rossettini: Grazie